UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                 ATS Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00211E104
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Amster
                            CRT Capital Holdings LLC
                                262 Harbor Drive
                               Stamford, CT 06902
                                 (203) 569-6400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  May 16, 2008
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


--------------------------------                              ------------------
CUSIP No. 00211E104                                           Page 2 of 6 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C. Michael Vaughn
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO/PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                166,000 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,595,819 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                166,000 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,595,819 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,761,819 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A


--------------------------------                              ------------------
CUSIP No. 00211E104                                           Page 3 of 6 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Christopher Young
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,595,819 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,595,819 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,595,819 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment No. 5") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 2007 on behalf of C. Michael Vaughn and J. Christopher Young (the "Original Schedule 13D", and as amended by Amendment No. 1 thereto filed on June 13, 2007, Amendment No. 2 thereto filed on September 13, 2007, Amendment No. 3 thereto filed on September 21, 2007, Amendment No. 4 thereto filed on February 1, 2008 and this Amendment No. 5, the "Schedule 13D"). This Amendment No. 5 is being filed to report a change in beneficial ownership of more than one percent (1%) as a result of the Reporting Persons' participation in the recent warrant tender offer by the Issuer, pursuant to which the Reporting Persons tendered warrants ("Warrants") for shares of the Company's common stock, par value $0.0001 per share ("Common Stock"), by cashless exercise. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original
Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The 166,000 shares of Common Stock directly beneficially owned by Mr. Vaughn as of May 21, 2008 were received by cashless exercise of 2,075,000 Warrants tendered by Mr. Vaughn in the recent warrant tender offer by the Issuer, pursuant to the terms of such tender offer. Such Warrants were originally purchased with personal funds of Mr. Vaughn. The amount of funds used to purchase the shares of Common Stock beneficially owned by CRT Capital Group LLC, a Connecticut limited liability company ("CRT Capital"), and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive Master Fund") is described on Schedule A.

Item 5.        Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to an investment agreement, Harbor Drive Asset Management LLC, an Illinois limited liability company ("Harbor Drive Management"), has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings LLC, a Delaware limited liability company ("CRT Holdings"), owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital. The Reporting Persons are the two managing members and share control of CRT Holdings and through it each of CRT Capital, Harbor Drive Management, and Harbor Drive Master Fund.

     Pursuant to a tender offer by the Issuer that expired on May 16, 2008, Harbor Drive Management and CRT Holdings tendered an aggregate of 1,638,333 Warrants by cashless exercise for 131,066 shares of Common Stock (on the basis of 1 share of Common Stock for each 12.5 Warrants tendered). C. Michael Vaughn tendered 2,075,000 Warrants by cashless exercise for 166,000 shares of Common Stock (on the basis of 1 share of Common Stock for each 12.5 Warrants tendered).

     At the close of business on May 21, 2008, with percentages calculated based upon the 22,312,246 shares of Common Stock issued and outstanding following the Issuer's warrant tender offer, as reported on the Issuer's press release attached as Exhibit 99.1 to its Current

Report on Form 8-K that was filed with the Securities and Exchange Commission on May 19, 2008:

(i) C. Michael Vaughn
     (a)  Amount beneficially owned: -1,761,819-
          Percent of class: 7.9%
     (b)  Sole power to vote or direct the vote: -166,000-
          Shared power to vote or direct the vote: -1,595,819-
          Sole power to dispose or direct the disposition: -166,000-Shared power to dispose or direct the disposition: -1,595,819-

(ii) J. Christopher Young
     (a)  Amount beneficially owned: -1,595,819-
          Percent of class: 7.2%
     (b)  Sole power to vote or direct the vote: -0-
          Shared power to vote or direct the vote: -1,595,819-
          Sole power to dispose or direct the disposition: -0-
          Shared power to dispose or direct the disposition: -1,595,819-

     At the close of business on May 21, 2008, in addition to its shares of Common Stock, CRT Capital beneficially owned 500 Units, each consisting of one share of Common Stock and two Warrants ("Units"), which have been included as beneficially owned for purposes of (i) and (ii) above.

(c) See Schedule A for all transactions effected with respect to shares of Common Stock, Units and Warrants from March 21, 2008 through, and including, May 21, 2008.

(d) Not applicable

(e) Not applicable

* The cover pages represent the beneficial ownership of the Reporting Persons as of May 21, 2008.


                            [Signature page follows]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2008


C. MICHAEL VAUGHN


/s/ C. Michael Vaughn
----------------------------------



J. CHRISTOPHER YOUNG


/s/ J. Christopher Young
----------------------------------

                                   Schedule A

----------- --------------------- ------------- --------------- ----------------
                                                                   Price Per
                                                                 Warrant/Share/
   Date          Transaction          Volume     Type of Share      Unit ($)
   ----          -----------          ------     -------------      --------
----------- --------------------- ------------- --------------- ----------------
  3/24/08           Sell              -8,775      Common Stock       2.60
----------- --------------------- ------------- --------------- ----------------
  3/27/08            Buy               500        Common Stock       2.60
----------- --------------------- ------------- --------------- ----------------
  4/1/08             Buy               500            Unit           3.95
----------- --------------------- ------------- --------------- ----------------
  4/1/08             Buy               500            Unit           4.00
----------- --------------------- ------------- --------------- ----------------
  4/7/08             Buy               500            Unit           2.65
----------- --------------------- ------------- --------------- ----------------
 4/8/2008           Sell            -22,210.00    Common Stock       1.94
----------- --------------------- ------------- --------------- ----------------
 4/8/2008            Buy            15,000.00     Common Stock       1.93
----------- --------------------- ------------- --------------- ----------------
 4/8/2008            Buy               500        Common Stock       1.90
----------- --------------------- ------------- --------------- ----------------
 4/8/2008            Buy             4,666.00     Common Stock       1.95
----------- --------------------- ------------- --------------- ----------------
 4/8/2008           Sell           -342,500.00      Warrant          0.12
----------- --------------------- ------------- --------------- ----------------
 4/8/2008           Sell           -200,000.00      Warrant          0.12
----------- --------------------- ------------- --------------- ----------------
 4/8/2008            Buy            377,500.00      Warrant          0.12
----------- --------------------- ------------- --------------- ----------------
 4/8/2008            Buy            200,000.00      Warrant          0.12
----------- --------------------- ------------- --------------- ----------------
 4/9/2008           Sell            -30,000.00      Warrant          0.13
----------- --------------------- ------------- --------------- ----------------
 4/9/2008            Buy            25,000.00       Warrant          0.13
----------- --------------------- ------------- --------------- ----------------
 4/9/2008            Buy             5,000.00       Warrant          0.13
----------- --------------------- ------------- --------------- ----------------
 4/11/2008          Sell            -10,000.00      Warrant          0.15
----------- --------------------- ------------- --------------- ----------------
 4/11/2008           Buy            10,000.00       Warrant          0.15
----------- --------------------- ------------- --------------- ----------------
 4/21/2008           Buy             2,500.00     Common Stock       2.15
----------- --------------------- ------------- --------------- ----------------
 4/24/2008           Buy               333          Warrant          0.15
----------- --------------------- ------------- --------------- ----------------
 4/28/2008          Sell               -956       Common Stock       2.25
----------- --------------------- ------------- --------------- ----------------
 4/28/2008           Buy               500        Common Stock       2.25
----------- --------------------- ------------- --------------- ----------------
 4/29/2008          Sell               -500       Common Stock       2.30
----------- --------------------- ------------- --------------- ----------------

----------- --------------------- ------------- --------------- ----------------
 4/29/2008           Buy               500        Common Stock       2.30
----------- --------------------- ------------- --------------- ----------------
 5/5/2008           Sell            -5,000.00       Warrant          0.18
----------- --------------------- ------------- --------------- ----------------
 5/6/2008           Sell            -10,000.00      Warrant          0.19
----------- --------------------- ------------- --------------- ----------------
 5/6/2008            Buy            10,000.00       Warrant          0.19
----------- --------------------- ------------- --------------- ----------------
 5/13/2008           Buy             1,000.00     Common Stock       2.25
----------- --------------------- ------------- --------------- ----------------
 5/14/2008           Buy               500            Unit           2.50
----------- --------------------- ------------- --------------- ----------------
 5/15/2008           Buy               500        Common Stock       2.20
----------- --------------------- ------------- --------------- ----------------
 5/16/2008           Buy                5         Common Stock       2.25
----------- --------------------- ------------- --------------- ----------------
 5/16/2008   Warrant Exercise (1)   3,713,333     WARRANT (2)         (1)
----------- --------------------- ------------- --------------- ----------------
 5/16/2008   Warrant Exercise (1)    297,066      COMMON STOCK        (1)
----------- --------------------- ------------- --------------- ----------------

(1) Pursuant to the terms of the Issuer's warrant tender offer, as described in the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 8, 2008 (as amended), an aggregate of 3,713,333 Warrants were tendered and exercised on a cashless basis by the Reporting Persons, for which they received an aggregate of 297,066 shares of Common Stock.

(2) Warrants to purchase shares of Common Stock at an exercise price of $5.00 per share.